Mail Stop 6010
Via Facsimile and U.S. Mail

October 5, 2005

Mr. Michael D. DiCandilo
Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for September 30, 2004**
> **Form 10-Q for June 30, 2005**
> **File No. 1-16671**

Dear Mr. DiCandilo:

We have limited our review of your filings to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for September 30, 2004
Management's Discussion and Analysis

1. You identify critical accounting policies requiring significant estimates such as supplier reserves and merchandise inventories. We believe that the focus of this disclosure should be on the estimate identified as critical rather than policies. For each critical accounting estimate, please provide us in disclosure-type format management's analysis of how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of each

critical accounting estimates may affect your future operations. Refer to Release 33-8350.

2. Provide us in disclosure-type format an explanation of how the amount of bad debt expense is computed each quarter and indicate if the amount is computed in a consistent manner each period. Explain why management believes the allowance for doubtful accounts is adequate at September 30, 2004 and June 30, 2005 when the allowance has decreased while accounts receivable have increased. We note that bad debt expense was much lower in each of the six quarters ended March 31, 2005 than in other recent quarters. You disclose recoveries from two customers that had been written off as the reason for the decline in bad debt expense. Further explain if and how those two recoveries affected six quarters, or more fully explain any other reasons.

3. Please provide us a revised contractual obligation table that includes interest on debt because we believe that interest is part of that contractual obligation.

Financial Statements

4. You include in revenues sales of products where you act as an intermediary and shipments from the supplier directly to customers' warehouses. Absent any other clarifying disclosure, these disclosures could be construed to mean that you are an agent rather than a principal in these transactions. In order to help us understand whether you are a principal or an agent, describe for us the form of these transactions and the rights and obligations of the parties involved. Also, provide us a thorough analysis of how your presentation of the gross amount of these product sales as revenues complies with EITF 99-19. In your response, explicitly analyze each of the EITF 99-19 indicators for gross reporting and explain to us why you believe the weight of these indicators dictate gross reporting. As part of, but not in place of, your analysis of the primary obligor indicator, tell us (A) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased products, and (B) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier, who is also the manufacturer of the products they purchased. If the indicators in EITF 99-19 dictate gross reporting, please propose revised disclosure that will clearly and concisely convey to investors why sales of products in which you act as an intermediary and

shipments from the supplier directly to the customers' warehouse are recorded on a gross basis.

5. You disclose a range of assumptions for the three years presented used in computing compensation expense under FAS 123. Please provide us in disclosure-type format the disclosure required by FAS 123 of the (separate) weighted average assumption for each year.

6. It is not clear from the disclosure in Note 13 whether you aggregate operating segments into the two segments you report. FAS 131 requires disclosure if segments are aggregated. We note you discuss locally managed profit centers and various business groups that are not reported as separate segments. Explain to us in disclosure-type format how you have applied FAS 131 including aggregation, if any.

7. Explain to us why you do not present any disclosure required by paragraph 37 of FAS 131 for your Pharmaceutical Distribution segment.

Form 10-Q for June 30, 2005

8. You discuss the business model transition in your pharmaceutical distribution business to inventory management agreements and a further transition to fee-for-service arrangements yet we do not see disclosure of:

- The different nature of these arrangements including their terms and how you are compensated;
- The effects/expected effects on historical/future operations, cash flows and financial position of these arrangements, both quantitative and qualitative;
- The reason and manner that the transition to a fee-for-service model will establish a more predictable earnings pattern for you, which you disclose will be the result of the adoption of this model; or
- Your accounting policies for recording and classifying in your financial statements amounts received and costs incurred under these new arrangements.

    Please provide us the above information in disclosure-type format.

9. You state that "…a significant amount of the Company's payments under current pharmaceutical manufacturer agreements are triggered by pharmaceutical manufacturer price increases. Although the Company is negotiating with pharmaceutical manufacturers to change the payment trigger and lessen its dependence on pharmaceutical manufacturer price increases, there can be no assurance that the Company will be successful in transforming its relationships to a fee-for-service structure from their

current structure." It is not clear from this disclosure what the current effect of this is on the financial statements and what likely effects any changes would have on the financial statements. More fully explain to us in disclosure-type format the reasonably likely effects of this known uncertainty on future operations, cash flows and financial position.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant